Filed by Modine Manufacturing Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Modine Manufacturing Company

(Commission File No. 001-01373)

The following communication includes excerpts from the earnings call held by Modine Manufacturing Company (“Modine” or the “Company”) on July 30, 2026 to discuss the Company’s results for the first quarter ended June 30, 2026 which contain information regarding the proposed business combination between Gentherm Incorporated and Platinum SpinCo Inc. (“SpinCo”), a wholly owned subsidiary of the Company.

Neil Brinker

… Please turn to Page 6. The Performance Technology team continues to focus on preparations for the planned spin-off and merger with Gentherm and was able to hit several significant milestones since our last update. Gentherm completed its S-4 submission to the SEC and once it becomes effective, they will request approval for the transaction from their shareholders.

We have also completed the filing required for an IRS determination letter on the tax treatment of the Reverse Morris Trust transaction and expect to receive a favorable ruling, prior to close.

Internally, we have been working on the IT separation and legal entity reorganization to allow us to deliver a stand-alone operating business to Gentherm.

Overall, these processes remain on track, and we are still expecting to close the transaction before the end of the calendar year, presuming that all the necessary approvals are received and closing conditions are met.

Mick Lucareli

… Please turn to Slide 9. Performance Technologies revenues remain impacted by challenging end market demand. Heavy-duty equipment sales were higher by 1%, or $1 million, driven by higher GenSet product sales, partially offset by lower sales to off-highway agricultural equipment customers.

On-highway application sales decreased 5%, or $9 million, due to lower end market demand from automotive and commercial vehicle customers. The segment adjusted EBITDA declined 3% from the prior year and adjusted EBITDA margin decreased 10 basis points to 13%. The margin decline was mostly driven by lower sales volume and the lag effect of recovering higher commodity metals and tariffs.

Based on the current metals trends, we do believe this situation will become more favorable in future quarters.

Cost savings initiatives resulted in a $2 million reduction in SG&A expenses this quarter, helping to partially offset these impacts. Despite these challenging market conditions, the team remains focused on delivering higher margins and earnings for the segment this fiscal year. As Neil covered, the separation plan and merger with Gentherm is progressing nicely and remains on track.

… We continue to invest in incremental SG&A to support strong growth in Data Centers while redeploying resources across all areas of the company from an 80/20 perspective. Incremental spending has been partially offset by lower SG&A in Performance Technologies. In addition, corporate SG&A includes $7.1 million of expenses, directly related to the PT spin-off, primarily for professional services to prepare for the transaction. As revenue continues to accelerate at a faster pace than SG&A, total company SG&A declined 60 basis points as a percentage of sales to 11.8%.

… Now let's turn to Slide 12 for our fiscal 2027 outlook. As announced in our press release, our current revenue and earnings outlook is unchanged. Delivering on these results would represent our fifth consecutive year of record results. Also, our outlook includes Performance Technologies for the full fiscal year. Once we know when the pending transaction will close, we'll provide an update on our full year outlook for the remaining business. Then we'll report the historical results for PT in discontinued operations starting for the quarter in which the transaction closes.

For fiscal '27, we expect total company sales to grow in the range of 20% to 35%. For the Data Center segment, we expect sales to grow 60% to 80%. For Commercial HVAC, we expect sales to grow 5% to 10%, this year. For Performance Technologies, we anticipate sales to be flat to up 5%, driven primarily by pricing mechanisms in our customer contracts for higher materials. We're expecting most markets to be flat with an opportunity for improvement in the back half of the year.

We expect fiscal '27 adjusted EBITDA to be in the range of $650 million to $680 million, representing a growth rate in excess of 40%. And this implies at least 100 to 200 basis points of margin improvement, driven by a margin increase in all three segments. And from a sequential standpoint, we expect a step-up in margins from Q1 to Q2. And for the remaining three quarters, we anticipate that each quarter will result in strong double-digit year-over-year earnings growth, along with favorable margin comparisons.

From a free cash flow perspective, we expect that we'll generate a higher level of free cash flow. And as a percentage of sales, we believe full year free cash flow will be between 4% and 6%.

Please see the appendix in this presentation for all the key assumptions, including interest expense, taxes, depreciation and amortization.

As we currently look at the next several quarters, we expect that margins and earnings will increase sequentially through the year, driven by the Data Center trends and our material cost recovery plans.

To wrap up, we remain excited about fiscal ‘27 and expect to deliver another year of record sales and adjusted EBITDA.

Additional Information and Where to Find It

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

In connection with the proposed transaction among Gentherm Incorporated (“Gentherm”), Platinum SpinCo Inc. (“Spinco”) and Modine Manufacturing Company (“Modine”), the parties have filed relevant materials with the SEC, including, among other filings, a registration statement on Form S-4 initially filed by Gentherm on July 2, 2026 (the “Form S-4”) that includes a preliminary proxy statement/prospectus of Gentherm and will include a definitive proxy statement/prospectus of Gentherm which will be mailed to stockholders of Gentherm, and a registration statement on Form 10 initially filed by SpinCo that incorporates by reference certain portions of the Form S-4 and serves as a preliminary information statement/prospectus in connection with the spin-off of SpinCo from Modine. INVESTORS AND SECURITY HOLDERS OF GENTHERM AND MODINE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Gentherm, SpinCo or Modine through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Gentherm will be available free of charge on Gentherm’s website at gentherm.com under the tab “Investors & Media” and under the heading “Financial Info” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Modine and SpinCo will be available free of charge on Modine’s website at modine.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.”

Participants in the Solicitation

Gentherm and Modine and their respective directors and executive officers may be considered participants in the solicitation of proxies from Gentherm’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of Gentherm is set forth in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 19, 2026 and its proxy statement for its 2026 annual meeting, which was filed with the SEC on April 1, 2026. To the extent holdings of Gentherm’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Gentherm and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. Information about the directors and executive officers of Modine is set forth in its Annual Report on Form 10-K for the year ended March 31, 2026, which was filed with the SEC on May 27, 2026, and its proxy statement for its 2026 annual meeting, which was filed with the SEC on July 10, 2026. To the extent holdings of Modine’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Gentherm’s website and Modine’s website as described above.

Non-GAAP Financial Disclosures

This communication contains references to certain financial measures that are not defined under U.S. generally accepted accounting principles (“GAAP”), including adjusted EBITDA and free cash flow. Company management believes that these non-GAAP financial measures provide useful supplemental information regarding the Company’s performance and liquidity, and are utilized by management and investors to evaluate the Company’s operational trends and compare results period-over-period. These non-GAAP measures should be considered in addition to, and not as a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliations of each of these non-GAAP financial measures to the most directly comparable GAAP financial measures, as well as definitions of such terms, are available in the Company’s earnings press release issued on July 29, 2026, which was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on July 29, 2026, and/or the accompanying investor presentation deck, which was furnished as Exhibit 99.2 to Company’s Current Report on Form 8-K filed on July 29, 2026.

Forward-Looking Statements

This document contains statements, including information about future financial performance and market conditions, accompanied by phrases such as “believes,” “estimates,” “expects,” “plans,” “anticipates,” “intends,” “projects,” and other similar “forward-looking” statements, as defined in the Private Securities Litigation Reform Act of 1995. Modine's actual results, performance or achievements may differ materially from those expressed or implied in these statements because of certain risks and uncertainties, including, but not limited to those described under “Risk Factors” in Item 1A of Part I of Modine’s most recent Annual Report on Form 10-K. Other risks and uncertainties include, but are not limited to, the following: the impact of potential adverse developments or disruptions in the global economy and financial markets, including impacts related to geopolitical tensions and military conflicts, including the conflict between the U.S. and Iran, inflation, energy costs, government incentive or funding programs, supply chain challenges or supplier constraints, logistical disruptions, tariffs, sanctions and other trade issues or cross-border trade restrictions; the impact of other economic, social and political conditions, changes and challenges in the markets where we operate and compete, including foreign currency exchange rate fluctuations, changes in interest rates, tightening of the credit markets, recession or recovery therefrom, restrictions associated with importing and exporting and foreign ownership, public health crises, and the general uncertainties, including the impact on demand for our products and the markets we serve from regulatory and/or policy changes that have been or may be implemented in the U.S. or abroad, including those related to tax and trade, climate change, and public health threats; the overall health and pricing focus of our customers; changes or threats to the market growth prospects for our customers; our ability to successfully exit portions of our business that do not align with our strategic plans, including the various risks related to the pending Reverse Morris Trust transaction with Gentherm; our ability to realize the sales growth and return on investments anticipated in our Data Centers business and our ability to execute on other organic growth opportunities and acquisitions; our ability to realize anticipated benefits, including improved profit margins and cash flow, from strategic initiatives and our continued application of 80/20 principles across our businesses; our ability to be at the forefront of technological advances and the impacts of any changes in the adoption rate of technologies that we expect to drive sales growth; our ability to effectively and efficiently manage our operations in response to sales volume changes, including maintaining adequate production capacity to meet demand in our growing businesses, particularly in our Data Centers business, while also completing restructuring activities and realizing benefits thereof; our ability to fund our global liquidity requirements efficiently and comply with the financial covenants in our credit agreements; operational inefficiencies as a result of product or program launches, unexpected volume increases or decreases, product transfers and product warranty and liability claims; the impact on Modine of any significant increases in commodity prices, particularly aluminum, copper, steel and stainless steel (nickel) and other purchased components and related costs, and our ability to adjust product pricing in response to any such increases; our ability to recruit and maintain talent in managerial, leadership, operational and administrative functions and to mitigate increased labor costs; our ability to protect our proprietary information and intellectual property from theft or attack; the impact of any substantial disruption or material breach of our information technology systems; costs and other effects of environmental investigation, remediation or litigation and the increasing emphasis on environmental, social and corporate governance matters; our ability to realize the benefits of deferred tax assets and the impact of changes in tax regulations; and other risks and uncertainties identified in our public filings with the U.S. Securities and Exchange Commission. Forward-looking statements are as of July 29, 2026, and we do not assume any obligation to update any forward-looking statements.